Filed by The Advisors’ Inner Circle Fund III
(SEC File No. 811-22920)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-6
under the Securities Exchange Act of 1934, as amended.
Subject Company: American Beacon Funds
(SEC File Nos. 333-281559; 811-04984).

Ninety One Funds

URGENT NOTICE

Please vote your shares as soon as possible!

Dear Shareholder:

We have sent you information concerning important proposals affecting your investment in the Ninety One Funds, which will be considered at the Special Meeting of Shareholders on November 13, 2024, at 2:00 p.m. Eastern Time.

This letter was sent to you because you held shares on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE REPEATED MAILINGS

AND ELIMINATES PHONE CALLS TO YOU!

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the automated tollfree number listed on your proxy card. Please have your proxy card in hand and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The Proxy Statement sent previously contains important information regarding the proposals that you and other shareholders are being asked to consider. A copy of the Proxy Statement may be viewed or downloaded at the website listed on your enclosed proxy card. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with the voting process, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll free at 1-866-461-7163

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Ninety One Funds

URGENT NOTICE

Please vote your shares as soon as possible!

Dear Shareholder:

We have sent you information concerning important proposals affecting your investment in the Ninety One Funds, which will be considered at the Special Meeting of Shareholders on November 13, 2024, at 2:00 p.m. Eastern Time.

This letter was sent to you because you held shares on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE REPEATED MAILINGS

AND ELIMINATES PHONE CALLS TO YOU!

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the automated tollfree number listed on your proxy card. Please have your proxy card in hand and follow the recorded instructions.

3.	VOTE WITH A LIVE AGENT

If you would like to vote with a live agent you can call 1-866-461-7163 and provide your control number and the agent will process your vote over the phone. You will receive a confirmation in the mail of your vote within 5 days.

4.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The Proxy Statement sent previously contains important information regarding the proposals that you and other shareholders are being asked to consider. A copy of the Proxy Statement may be viewed or downloaded at the website listed on your enclosed proxy card. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll free at 1-866-461-7163

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

PO Box 43131

Providence, RI 02940-3131

ACTION NEEDED

Re: Your investment in the Ninety One Funds

Dear Shareholder:

We have been trying to get in touch with you regarding a very important matter pertaining to your investment in the Ninety One Funds. This matter relates to an important operating initiative for the Funds which requires your response.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time.

Please contact us toll-free at 1-866-461-7209 between 9:00 a.m. and 11:00 p.m. EDT, Monday through Friday and 12:00 p.m. to 6:00 p.m. EDT on Saturday. Please respond as soon as possible. At the time of the call, please use the Reference Number listed above.

Thank you in advance for your participation.